Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

13 March 2003

03007625

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

By Fax: 1 202 942 9624 **22 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Appendix 4B – Half Yearly Report to 31 December 2002
dated 13 March 2003

Yours faithfully

M P WRIGHT
Executive Director

PROCESSED
APR 01 2003
THOMSON FINANCIAL

03 MAR 25 AM 7:21

dlw 3/28

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

13 March 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

RE: APPENDIX 4B – HALF YEARLY REPORT TO 31 DECEMBER 2002

Please find included the above for lodgement.

The Directors are pleased to report a profit of $0.2m for the half year, compared to a $0.6m loss for the previous corresponding period.

Yours faithfully

M P WRIGHT
Executive Director

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

HERALD RESOURCES LIMITED

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
15 008 672 071	X		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	202%	to	5,680
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	N/A%	to	209
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	up	N/A%	to	209

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	¢	¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	5,680	1,880
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(5,321)	(2,470)
1.3	Borrowing costs	(150)	-
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*		
1.5	**Profit (loss) from ordinary activities before tax (see attached notes)**	**209**	**(590)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**209**	**(590)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**209**	**(590)**
1.10	Net profit (loss) attributable to outside +equity interests	-	24
1.11	**Net profit (loss) for the period attributable to members**	**209**	**(566)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	209	(566)

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS	0.4¢	(1.3¢)
1.19	Diluted EPS	0.4¢	(1.2¢)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	209	(590)
1.21	Less (plus) outside +equity interests	-	24
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**209**	**(566)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	1,699	438
1.24	Interest revenue	167	81
1.25	Other relevant revenue (see attached Notes)	3,814	1361
1.26	Details of relevant expenses (see attached Notes)	(5,198)	(2,447)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(123)	(23)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(8,941)	(6,712)
1.31	Net profit (loss) attributable to members *(item 1.11)*	209	(566)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(8,732)**	**(7,278)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	209	(566)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

Level 2
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

13 March 2003

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **22 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Appendix 4B – Half Yearly Report to 31 December 2002
dated 13 March 2003

Yours faithfully

M P WRIGHT
Executive Director

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

13 March 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

RE: APPENDIX 4B – HALF YEARLY REPORT TO 31 DECEMBER 2002

Please find included the above for lodgement.

The Directors are pleased to report a profit of $0.2m for the half year, compared to a $0.6m loss for the previous corresponding period.

Yours faithfully

M P WRIGHT
Executive Director

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

HERALD RESOURCES LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
15 008 672 071	X		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	202%	to	5,680
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	N/A%	to	209
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	up	N/A%	to	209

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	¢	¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	¢	¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

\+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	5,680	1,880
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(5,321)	(2,470)
1.3	Borrowing costs	(150)	-
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*		
1.5	**Profit (loss) from ordinary activities before tax (see attached notes)**	209	(590)
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	209	(590)
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	209	(590)
1.10	Net profit (loss) attributable to outside +equity interests	-	24
1.11	**Net profit (loss) for the period attributable to members**	209	(566)
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	209	(566)

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	0.4¢	(1.3¢)
1.19	Diluted EPS	0.4¢	(1.2¢)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	209	(590)
1.21	Less (plus) outside +equity interests	-	24
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**209**	**(566)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	1,699	438
1.24	Interest revenue	167	81
1.25	Other relevant revenue (see attached Notes)	3,814	1361
1.26	Details of relevant expenses (see attached Notes)	(5,198)	(2,447)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(123)	(23)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(8,941)	(6,712)
1.31	Net profit (loss) attributable to members (*item 1.11*)	209	(566)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	(8,732)	(7,278)

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles				
2.3	**Total amortisation of intangibles**				
2.4	Extraordinary items (details)				
2.5	**Total extraordinary items**				

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	209	(566)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	4,627	2,290	3,564
4.2	Receivables	577	607	311
4.3	Investments	114	154	203
4.4	Inventories	988	349	39
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	-	83	137
4.7	**Total current assets**	**6,306**	**3,483**	**4,254**
	Non-current assets			
4.8	Receivables	1,217	194	261
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	20	20
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	9,294	5,269	5,959
4.13	Development properties (+mining entities)	3,266	260	-
4.14	Other property, plant and equipment (net)	1,160	2,225	1,752
4.15	Intangibles (net)	-	-	-
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**14,937**	**7,968**	**7,992**
4.19	**Total assets**	**21,243**	**11,452**	**12,246**
	Current liabilities			
4.20	Payables	1,920	1,527	478
4.21	Interest bearing liabilities	875	15	46
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	340	354	300
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**3,135**	**1,896**	**824**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	4,723	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	1,923	1,865	1,765
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**6,646**	**1,865**	**1,765**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	9,781	3,761	2,589
4.33	**Net assets**	**11,462**	7,690	9,657
	Equity			
4.34	Capital/contributed equity	18,594	13,840	13,840
4.35	Reserves	1,600	1,600	1,600
4.36	Retained profits (accumulated losses)	(8,732)	(8,941)	(7,278)
4.37	**Equity attributable to members of the parent entity**	**11,462**	6,499	8,162
4.38	Outside +equity interests in controlled entities	-	1,191	1,495
4.39	**Total equity**	**11,462**	7,690	9,657
4.40	Preference capital included as part of 4.37			

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	5,959	4,857
5.2	Expenditure incurred during current period	1,764	1,375
5.3	Expenditure written off during current period	(490)	(268)
5.4	Acquisitions, disposals, revaluation increments, etc.	2,061	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**9,294**	**5,959**

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	260	-
6.2	Expenditure incurred during current period	3,046	-

+ See chapter 19 for defined terms.

6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	(40)	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**3,266**	**-**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,979	356
7.2	Payments to suppliers and employees	(2,672)	(1,460)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	29
7.5	Interest and other items of similar nature received	168	98
7.6	Interest and other costs of finance paid	(151)	-
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(675)**	**(977)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(1,024)	(8)
7.11	Proceeds from sale of property, plant and equipment	3,600	15
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	85	1,301
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	23	12
7.16	Exploration & evaluation expenditure	(1,976)	(1,243)
7.17	Mine development expenditure	(3,306)	-
7.18	**Net investing cash flows**	**(2,598)**	**77**
	Cash flows related to financing activities		
7.19	Proceeds from issues of +securities (shares, options, etc.)	29	-
7.20	Proceeds from borrowings	5,598	-
7.21	Repayment of borrowings	-	-
7.22	Dividends paid	(2)	-
7.23	Other (provide details if material)	-	-

+ See chapter 19 for defined terms.

7.24	**Net financing cash flows**	5,625	-
7.25	**Net increase (decrease) in cash held**	2,352	(901)
7.26	Cash at beginning of period *(see Reconciliation of cash)*	2,275	4,421
7.27	Exchange rate adjustments to item 7.25.	-	2
7.28	**Cash at end of period** *(see Reconciliation of cash)*	4,626	3,518

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

The parent entity Herald Resources Ltd issued 6,782,748 ordinary shares pursuant to a Plan of Arrangement to increase its interest to 100% in Canadian listed International Annax Ventures Inc, 80% owner of the Dairi zinc/lead project in Sumatra. For accounting purposes the Herald shares were issued at a deemed price of A$0.55.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	10	60
8.2	Deposits at call	3,553	4,467
8.3	Bank overdraft	(45)	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**3,518**	**4,627**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	3.7%	N/A
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	1.8%	N/A

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current Period	Previous Corresponding Period
Basic earnings per share (cents per share)	0.4¢	(1.3¢)
Diluted earnings per share (cents per share)	0.4¢	(1.2¢)
Weighted average number of ordinary shares outstanding during half year used in the calculation of basic earnings per share	50,885,725	42,570, 749

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security		

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	

+ See chapter 19 for defined terms.

15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*		
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

+ See chapter 19 for defined terms.

The last date(s) for receipt of election notices for the +dividend or distribution plans	

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 **Equity accounted associates and joint venture entities**	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.2 Total				
17.3 Other material interests				

+ See chapter 19 for defined terms.

17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	51,663,497	51,663,497		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	9,092,748	9,092,748		
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		1,190,000	-	$0.45	30/09/03
		60,000	-	$0.29	08/12/03
		445,000	-	$0.35	07/04/03
		230,000	-	$0.29	23/01/07
18.8	Issued during current period				
		60,000	-	$0.29	08/12/03
		445,000	-	$0.35	07/04/05
		330,000	-	$0.29	23/01/07
18.9	Exercised during current period				
		2,210,000	-	$0.45	30/09/03
		100,000	-	$0.29	23/01/07
18.10	Expired during current period				

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

31 December 2002 Geographic Segments ($A'000)	Australia	Indonesia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	-	-	-	-
Other revenue	1,699	-	-	1,699
Unallocated other revenue	3,981	-	-	3,981
	5,680	-	-	5,680
Segment results	$209	$ -	$ -	209
Unallocated expenses				-
Consolidated operating profit before income tax				$209
Segment assets	$11,777	$9,466	$ -	21,240
Unallocated assets				-
Total assets				$21,240

31 December 2001 Geographic Segments ($A'000)	Australia	Indonesia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	-	-	-	-
Other revenue	2,010	-	(129)	1,881
Unallocated other revenue		-	-	-
	$2,010	$ -	($129)	$1,881
Segment results	($501)	($145)	$ -	(566)
Unallocated expenses				-
Consolidated operating (loss) before income tax				

+ See chapter 19 for defined terms.

				($566)
Segment assets	$5,530	$6,716	$ -	12,246
Unallocated assets				-
Total assets				$12,246

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

- The Coolgardie gold operation was re-commissioned under new ownership (50% Herald group, 50% MPI Mines/Pittston) during the half year. Operating expenses were higher than budget due to unexpectedly high start up costs, while gold sales were lower due to the treatment of low grade stockpiles rather than higher grade ores.
- A 50% interest in the Coolgardie Mill was sold to MPI/Pittston during the half year.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

- In February 2003, wholly owned entity Goldfan Ltd sold 35,000ozs of gold call options, releasing proceeds of $3.5m, which were placed in the Proceeds Account with the Coolgardie project's financier, Macquarie Bank, to bolster Goldfan's working capital position in the Project.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

$636,609

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation

+ See chapter 19 for defined terms.

methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policics in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

+ See chapter 19 for defined terms.

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	√	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/does not have* *(delete one)* a formally constituted audit committee.

Sign here: [signature] Date: 13/03/03

(Director/Company Secretary)

+ See chapter 19 for defined terms.

Print name: MICHAEL WRIGHT

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form

+ See chapter 19 for defined terms.

as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

NOTES TO CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	CURRENT PERIOD $A'000	PREVIOUS CORRSPONDING PERIOD $A'000
1. OTHER RELEVENT REVENUE		
Proceeds on sale of investments	85	1,301
Proceeds on sale of plant & equipment	3,601	5
Other revenues	128	55
	$3,814	$1,361
2. DETAILS OF RELEVENT EXPENSES		
Changes in inventories of finished goods and work in progress	129	-
Raw materials and consumables	533	-
Employee benefits expense	531	514
Other expenses	4,005	1,933
	$5,198	$2,447
3. PROFIT (LOSS) FROM ORDINARY ACTIVITIES		
Profit (loss) from ordinary activities is after the following:		
Gains		
Net gain (loss) on disposal of non-current assets:		
Investments	25	420
Property, plant & equipment	2,084	(10)
Expenses		
Cost of goods sold	2,554	-
Cost of non-current assets disposed of	1,577	896
Exploration expenditure written off	490	268
Depreciation of non-current assets	82	23
Amortisation of development costs	40	-
Government royalties	8	-

+ See chapter 19 for defined terms.